Filed by Adobe Systems Incorporated Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Macromedia, Inc.
Commission File No. of Subject Company: 000-22688

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In an email sent to all employees of Adobe Systems Incorporated on June 8, 2005, Adobe linked to the following article published in the San Jose Mercury News on May 29, 2005:

Posted on Sun, May. 29, 2005

Adobe chief executive talks about acquiring Macromedia

Mercury News Staff Writer John Boudreau recently spoke with Adobe Systems Chief Executive Bruce Chizen about the San Jose company's acquisition of Macromedia, competition from Microsoft and intellectual property theft.

Q    Adobe Systems is in the process of acquiring Macromedia for $3.4 billion in stock. It is often said that corporate mergers in the software industry don't usually live up to their promises. Why are you confident this one will work?

A    Our business models are very similar. It's not like we are buying a company that we don't know. I suspect that 95 percent of their distributors are the same distributors that Adobe has. In many cases, we have the same vendors. We know it's going to be hard. We are going into it with our eyes open. But I feel we can manage through it.

Q    Does this merger spell the end to product lines in both companies, such as Macromedia's Freehand illustration program, Fireworks photo editor and FlashPaper document format, or Adobe's GoLive program?

A    I don't think so. That's not the intent. However, until we get through the integration and until we better understand their business and own them, I can't commit one way or another.

Q    Microsoft, with its next generation of Windows operating system, appears to be interested in the PDF market with its Metro document format and Avalon graphics engine. Does that concern you?

A    I'll never trivialize Microsoft. They are a $40 billion company with virtually unlimited resources and they are a monopoly. They have tried a number of times to go after PDF, and they failed. Now they are trying with Windows, with Longhorn and Metro. We have had a 10-year head start. PDF has such an ecosystem around it. If you are a pharmaceutical company and your entire clinical trial process is built upon PDF, I don't know why you would want to switch to a Microsoft Metro solution.

Q    What are the problems Adobe faces in regards to piracy of intellectual property?

A    One-third of our revenue is lost to piracy. The piracy rate in the United States is around 22 percent. That is down from the high 20s, and I think we can do better than that. That's one class of piracy. The second is emerging markets. And that's a much, much more difficult problem to solve. We'll do approximately $300 million (in business) in Japan. We have similar market share in China. We may do maybe $3 million in China. It's no different from jaywalking in New York. There are laws against it, but people do it. It's a cultural thing. It will take years for it to change. We are working with the Department of State. We are working with local governments there. But it's going to take time, and I'm not wildly optimistic.

FORWARD LOOKING STATEMENTS
This communication includes "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as "expect," "estimate," "project," "budget," "forecast,"

"anticipate," "intend," "plan," "may," "will," "could," "should," "believes," "predicts," "potential," "continue," and similar expressions are intended to identify such forward-looking statements.

Forward-looking statements in this communication include, without limitation, benefits of the proposed merger, and other matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this communication. Such risk factors include, among others: difficulties encountered in integrating merged businesses; uncertainties as to the timing of the merger; approval of the transaction by the stockholders of the companies; the satisfaction of closing conditions to the transaction, including the receipt of regulatory approvals; whether certain market segments grow as anticipated; the competitive environment in the software industry and competitive responses to the proposed merger; and whether the companies can successfully develop new products and the degree to which these gain market acceptance. Actual results may differ materially from those contained in the forward-looking statements in this communication. Additional information concerning these and other risk factors is contained in Adobe's and Macromedia's most recently filed Forms 10-K and 10-Q.

Adobe and Macromedia undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after this communication. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. All forward-looking statements are qualified in their entirety by this cautionary statement.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
Adobe Systems Incorporated intends to file a registration statement on Form S-4, and Adobe and Macromedia, Inc. intend to file a related joint proxy statement/prospectus, in connection with the merger transaction involving Adobe and Macromedia. Investors and security holders are urged to read the registration statement on Form S-4 and the related joint proxy/prospectus when they become available because they will contain important information about the merger transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC on their Web site at http://www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Adobe by contacting Adobe Investor Relations at 408-536-4416. Investors and security holders may obtain free copies of the documents filed with the SEC by Macromedia by contacting Macromedia Investor Relations at 415-252-2106.

Adobe, Macromedia and their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Adobe and Macromedia in connection with the merger transaction. Information regarding the special interests of these directors and executive officers in the merger transaction will be included in the joint proxy statement/prospectus of Adobe and Macromedia described above. Additional information regarding the directors and executive officers of Adobe is also included in Adobe's proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on March 14, 2005. Additional information regarding the directors and executive officers of Macromedia is also included in Macromedia's proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on June 21, 2004 and Macromedia's proxy statement for a Special Meeting of Stockholders, which was filed with the SEC on October 6, 2004. These documents are available free of charge at the SEC Web site (http://www.sec.gov) and from Investor Relations at Adobe and Macromedia as described above.